Exhibit I


                                Note
                                ----

     For value received, Lori Bird, (the "Debtor") promises to pay to eCom Corporation (the "Holder") or order, the principal sum of ONE HUNDRED TWENTY THOUSAND DOLLARS ($120,000.00), along with interest in the amount of TEN PERCENT (10%). The outstanding principal and interest hereunder shall be due and payable as follows:

     (A) On or before the date ninety (90) days from the date of this Note, the entire interest sum of TWELVE THOUSAND DOLLARS ($12,000.00) shall be due and payable.

     (B) On or before the date one (1) year from the date of this Note, the entire principal sum of ONE HUNDRED TWENTY THOUSAND DOLLARS ($120,000.00), shall be due and payable.

     This Note is issued pursuant to THE PURCHASE BY Debtor of twelve million (12,000,000) shares of common stock of Holder, at the price of ONE CENT ($.01) per share. Reference is made to the Uniform Commercial Code, as adopted by the State of Nevada for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under this Note when due.

     Payment of this Note shall be made in lawful tender of the United States. The Debtor may at any time prepay without penalty all or any portion of the principal or interest owing hereunder.

     The Holder of this Note shall have full recourse against the maker, and shall not be required to proceed against the collateral securing this Note in the event of default.

     If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

     The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

     The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof. All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

     This Note shall be construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of any state of the United States.

     IN WITNESS WHEREOF, the Debtor has caused this Note to be issued as of December 17, 1999.

LORI BIRD
("Debtor")


By:  /s/ Lori Bird
----------------------------
Lori Bird, Debtor


eCom Corporation
("Holder")

By:  s/s Ian Archibald
---------------------------
Ian Archibald, President